Exhibit 99.1

InflaRx GmbH

Index to Unaudited Interim Condensed Consolidated

Financial Statements

Unaudited condensed consolidated statements of comprehensive loss	2
Condensed consolidated statements of financial position as of December 31, 2016 (audited) and September 30, 2017 (unaudited)	3
Unaudited condensed consolidated statements of changes in equity	4
Unaudited condensed consolidated statements of cash flows	5
Notes to the unaudited interim condensed consolidated statements	6

InflaRx GmbH

Unaudited condensed consolidated statements of comprehensive loss

		For the three months		For the nine months
		ended September 30,		ended September 30,
in € thousand	Note*	2016	2017	2016	2017
Other income and expenses (net)		54	81	139	111
Research and development expenses		(1,059)	(2,606)	(2,476)	(8,108)
General and administrative expenses		(528)	(691)	(1,052)	(2,037)
Loss before interest and income taxes		(1,533)	(3,216)	(3,389)	(10,034)
Finance costs (net)	5	(623)	(841)	(1,189)	(2,496)
Loss for the period		(2,156)	(4,057)	(4,578)	(12,530)

Other comprehensive income
Items that may be reclassified subsequently
to profit or loss:
Exchange differences on translating
foreign operations		0	2	0	0
Other comprehensive income for the period		0	2	0	0

Total comprehensive loss		(2,156)	(4,055)	(4,578)	(12,530)
Loss per common share in € (basic/diluted)		(77)	(144)	(163)	(445)

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Condensed consolidated statements of financial position
as of December 31, 2016 and September 30, 2017

in € thousand	Note*	December 31, 2016	September 30, 2017
			unaudited
ASSETS
Non-current assets
Intangible assets		5	22
Laboratory and office equipment		131	149
Financial assets		1	19
Total non-current assets		137	190

Current assets
Other assets	3	264	1,734
Cash and cash equivalents		29,117	22,086
Total current assets		29,381	23,820

Total assets		29,518	24,010

EQUITY AND LIABILITIES

Equity
Issued capital		31	31
Other reserves	4	1,685	3,756
Accumulated deficit		(27,055)	(39,585)
Own shares		(350)	(350)
Total equity		(25,689)	(36,148)

Non-current liabilities
Preferred shares	5	53,440	57,428
Deferred income		19	16
Provisions		2	2
Total non-current liabilities		53,461	57,446

Current liabilities
Trade payables		1,534	2,520
Other liabilities		212	192
Total current liabilities		1,746	2,712

Total equity and liabilities		29,518	24,010

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Unaudited condensed consolidated statements of changes in equity

		Other reserves
		currency	share	Accumu-
	Issued	trans-	based	lated	Own	Total
in € thousand	capital	lation	payments	deficit	shares	equity

Balance as of January 1, 2016	31	9	807	(18,116)	(350)	(17,619)

Comprehensive loss
Loss for the period	0	0	0	(4,578)	0	(4,578)
Other comprehensive income
Exchange differences on
translating foreign operations	0	0	0	0	0	0
Total comprehensive loss	0	0	0	(4,578)	0	(4,578)

Recognition of equity-settled
share-based payments	0	0	207	0	0	207

Balance as of September 30, 2016	31	9	1,014	(22,694)	(350)	(21,990)

Balance as of January 1, 2017	31	10	1,675	(27,055)	(350)	(25,689)

Comprehensive loss
Loss for the period	0	0	0	(12,530)	0	(12,530)
Other comprehensive income
Exchange differences on
translating foreign operations	0	0	0	0	0	0
Total comprehensive loss	0	0	0	(12,530)	0	(12,530)

Closure of InflaRx Inc.	0	(10)	0	0	0	(10)

Recognition of equity-settled
share-based payments	0	0	2,081	0	0	2,081

Balance as of September 30, 2017	31	0	3,756	(39,585)	(350)	(36,148)

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Unaudited condensed consolidated statements of cash flows

	For the nine months
	ended September 30,
in € thousand	2016	2017
Cash flow from operating activities
Loss for the period	(4,578)	(12,530)
Adjustments for the period:
- Depreciation and amortization	24	53
- Expenses recognized in respect of equity-settled share-based payments	207	2,081
- Finance costs (net)	1,182	2,496
	(3,165)	(7,900)
Change in other assets	31	(1,470)
Change in trade and other payables and deferred income	(29)	963
Interest paid (received)	0	(18)
Net cash used in operating activities	(3,163)	(8,425)

Cash flow from investing activities
Purchase of intangible assets	0	(21)
Purchase of leasehold improvements and equipment	(8)	(67)
Cash paid for financial assets	0	(18)
Net cash used in investing activities	(8)	(106)

Cash flow from financing activities
Proceeds from issuance of preferred shares	30,993	1,500
Share issue costs paid	(95)	0
Net cash generated from financing activities	30,898	1,500

Net changes to cash and cash equivalents	27,727	(7,031)
Cash and cash equivalents at the beginning of the year	3,302	29,117
Exchange gains on cash and cash equivalents	0	0
Cash and cash equivalents at the end of the year	31,029	22,086

* The notes are an integral part of these consolidated financial statements.

InflaRx GmbH

Notes to the unaudited interim condensed consolidated financial statements

(1)	Reporting entity

InflaRx GmbH (“InflaRx” or the “Company”) is a German private limited liability company formed in 2007 and is registered in the Commercial Register of the Jena local court HRB 502149. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany.

InflaRx is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

In November 2017, the Company executed a corporate reorganization whereby InflaRx N.V., a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, became the holding company for the Company in connection with the initial public offering of InflaRx N.V. and the listing of its common shares on the NASDAQ Global Select Market. For note disclosures describing the corporate reorganization and the initial public offering, refer to “note (7) Significant Events After the Reporting Date.”

The condensed consolidated interim financial statements (the “interim financial statements”) as of and for the three and nine months ended September 30, 2017 presented herein are reported by the Company and do not include the effects of the corporate reorganization, which occurred in the fourth quarter of 2017 as described in further detail in “note (7) Significant Events After the Reporting Date.” These interim financial statements comprise the Company and, until September 12, 2017, its wholly owned subsidiary, InflaRx Inc., Ann Arbor, Michigan, USA (together, the “Group”), which was dissolved on September 12, 2017. The consolidated financial statements of InflaRx and InflaRx N.V., together with any of its future consolidated subsidiaries, as of and for the year ended December 31, 2017 and for each reporting period going forward, will be reported by InflaRx N.V.

(2)	Basis for preparation and changes to Group’s accounting policies

a)	Statement of compliance

The interim financial statements of InflaRx for the three and nine months ended September 30, 2017 and 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2016.

The interim financial statements were authorized for issuance by management on December 14, 2017.

b)	Critical judgements and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group’s accounting policies and the key accounting estimates were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2016.

c)	Functional and presentation currency

These interim financial statements are presented in thousands of Euro, which is also the Group’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

d)	Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2016.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2017, and will be applied in preparing the annual financial statements for the year 2017:

Standard/Interpretation	Effective Date [1]
Amendments to IAS 7 Disclosure Initiative	January 1, 2017

1 Shall apply for periods beginning on or after the date shown in the effective date column.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2017, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation	Effective Date [1]
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018

Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-
based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle	January 1, 2018
IFRS 16 Leases	January 1, 2019

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The Group is assessing the potential impact that IFRS 9 could have on its consolidated financial statements. The new accounting standard IFRS 15 is currently not applicable to InflaRx because no revenue will be generated for the foreseeable future by the Group.

InflaRx will adopt IFRS 9 initially on January 1, 2018. Management will apply the new standard retrospectively in accordance with IAS 8. In addition, management has elected to not restate comparative information as permitted by IFRS 9. At the date of initial application, InflaRx will record any difference between previous carrying amounts and those determined under IFRS 9 in opening retained earnings.

InflaRx does not expect any actual impact on its financial statements for fiscal year 2018 from the adoption of IFRS 9. InflaRx currently holds other assets, trade and other payables. InflaRx does not hold and expects not to hold in 2018 any other financial instruments, including equity instruments, derivatives or financial liabilities, that would warrant a new classification or revised measurement under IFRS 9. The new standard will nevertheless require InflaRx to revise its accounting processes and internal controls related to reporting financial instruments that InflaRx may hold in the foreseeable future, and these changes are not yet complete. However, InflaRx is continuing to evaluate the potential impact from IFRS 9.

The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

(3)	Other assets

Other assets include prepaid expenses of €1,372 as of September 30, 2017 (as of 31 December 2016: €0) related to the Company’s initial public offering.

(4)	Share-based payments

InflaRx established an equity-settled share-based payment program in 2016 (the “2016 Plan”). Pursuant to the 2016 Plan, InflaRx granted to its managing directors, certain executive officers and key employees options to acquire common shares. Each option grant vests on a graded pattern over a period of 36 months following the initial grant date, with one-twelfth of the options within such grant vesting every three months during the total vesting period. However, the vesting of options will automatically accelerate upon the occurrence of certain events such as an initial public offering or an exit event, as defined in the terms of the preferred shares (see note 5). Share based awards, including options granted under the 2016 Plan, were exchanged for awards exercisable for common shares of InflaRx upon consummation of the corporate reorganization. See “note (7) Significant Events After the Reporting Date” for further details.

Prior to the initial public offering, InflaRx was a private company with no active market for its shares. Therefore, the determination of fair values at the grant date, prior to the initial public offering of the successor entity InflaRx N.V. on November 10, 2017, of InflaRx’s share-based payment awards required significant judgment and involved the use of unobservable inputs which are defined as level 3 inputs in IFRS 13.

The fair value of options granted under the 2016 Plan was measured using a hybrid method which considered the value of InflaRx as a whole and allocated such value to the common shares and various tranches of preferred shares of InflaRx under an option-pricing model, after considering the probabilities of various exit scenarios, including an initial public offering or a future sale of InflaRx.

The inputs used in the measurement of the fair value at grant date of the awards granted in March 2017 under the 2016 Plan were as follows:

Fair value of stock option in €	527
Fair value of common share in €	831
Exercise price in €	656
Volatility (weighted average)	62%
Expected life (range)	4.25 to 7 years
Dividend yield	-
Risk-free rate (range)	-0.83 to -0.04%

The inputs used in the measurement of the fair value at grant date of the awards granted in July 2017 under the 2016 Plan were as follows:

Fair value of stock option in €	505
Fair value of common share in €	711

Exercise price in €	656
Volatility (weighted average)	57%
Expected life (range)	4.99 to 7.67 years
Dividend yield	-
Risk-free rate (range)	-0.22 to 0.14%

Expected volatility was based on an evaluation of the historical and implied volatility of a peer group of companies. The range of outcomes for the expected life of the instruments was based on expectations for option-holder behavior in the exit scenarios considered.

The number of options under the 2016 Plan were as follows:

Outstanding at January, 2017	11,223
Granted in 2017	3,530
Forfeited	-
Outstanding at September 30, 2017	14,753
Thereof vested	-

In the three and nine months ended September 30, 2017, compensation expense of €592 and €2,081, respectively (2016: €50 and €207, respectively) was recognized for all share-based payment awards.

None of the share-based payments awards were dilutive in determing earnings per share due to the loss situation of the Company.

In September 2017, the Chairman of the Supervisory Board of InflaRx, exercised 217 options, resulting in a capital increase of €217.

(5)	Preferred shares

InflaRx issued voting preferred shares for cash to investors in several financing rounds to fund its development activities. All of the preferred shares of InflaRx were exchanged for common shares of InflaRx N.V. in the corporate reorganization. Refer to “note (7) Significant Events After the Reporting Date” for further details regarding the corporate reorganization and share exchange.

The carrying amount of the preferred shares is determined as the amortized cost using the effective interest rate method based on the contractual cash flows of the instrument. InflaRx did not elect to recognize the preferred shares at fair value through profit or loss.

In the nine months ended September 30, 2017, interest expense of €2,229 (nine months ended September 30, 2016: €1,101) was recognized for all outstanding preferred shares.

(6)	Related parties

Remuneration of managing directors of InflaRx amounted to €924 in the nine months ended September 30, 2017 (nine months ended September 30, 2016: €708). The Group recognized share-based payment expense of €1,486 for managing directors of InflaRx in the nine months ended September 30, 2017 (nine months ended September 30, 2016: €207).

(7)	Significant Events After the Reporting Date

On October 12, 2017, InflaRx and its shareholders entered into an investment and adherence agreement with entities affiliated with RA Capital Management, LLC, Bain Capital Life Sciences Investors, LLC and Cormorant Asset Management LLC and certain funds and accounts managed or advised by subsidiaries of BlackRock, Inc., which are collectively referred to as the Series D investors, pursuant to which it was agreed to issue and sell in a private placement an aggregate of 27,555 Series D preferred shares to the Series D investors at a price per share of €927.92, for aggregate net cash proceeds to InflaRx (after expenses) of approximately €24.9 million.

In connection with InflaRx N.V.’s initial public offering in the fourth quarter of 2017, the Company executed a corporate reorganization whereby InflaRx N.V. became the holding company for InflaRx GmbH, which was previously the Group‘s parent company and remains the principal operating subsidiary of InflaRx N.V. In the initial step of the corporate reorganization, the existing preferred and common shareholders of InflaRx GmbH became a party to a notarial deed of issue pursuant to which they subscribed for 16,743,972 new common shares of Fireman B.V., a newly incorporated Dutch private company with limited liability, and agreed to contribute and transfer their shares in InflaRx GmbH to Fireman B.V. in consideration therefor. Upon consummation of the contribution and transfer, Fireman B.V. became the sole shareholder of InflaRx GmbH. In the final step of the corporate reorganization, the legal form of Fireman B.V. was converted from a Dutch private company with limited liability to a Dutch public company with limited liability. The conversion resulted in a name change from Fireman B.V. to InflaRx N.V. In conjunction with the corporate reorganization, the outstanding option awards exercisable for common shares of InflaRx GmbH, including those granted under the Stock Option Plan 2016 Terms and Conditions, were exchanged for awards exercisable for common shares of InflaRx N.V. The shares of InflaRx GmbH were exchanged on a one-to-84 basis. The conversion of outstanding option awards into awards exercisable for common shares of InflaRx N.V. also occurred on a one-to-84 basis.

On November 10, 2017, InflaRx N.V. completed its initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-220962) filed with the U,S. Securities and Exchange Commission that was declared effective on November 7, 2017. Under the registration statement, InflaRx N.V. sold an aggregate of 6,667,000 common shares at a price to the public of $15.00 per share. In connection with the initial public offering, InflaRx N.V. also granted to the underwriters for the offering an option to purchase up to an additional 1,000,050 common shares to cover over-allotments. On December 1, 2017, the underwriters partially exercised such option to purchase 401,128 common shares, which sale settled on December 6, 2017. InflaRx N.V.’s common shares are listed on The NASDAQ Global Select Market under the symbol “IFRX.”

The following table sets forth InflaRx N.V.’s cash, cash equivalents and capitalization as of September 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the closing of the Series D financing and (ii) InflaRx N.V.’s corporate reorganization as if these events had occurred on September 30, 2017; and

•	on a pro forma as adjusted basis to give effect to (i) the closing of the Series D financing, (ii) InflaRx N.V.’s corporate reorganization and (iii) the issuance and sale of 6,667,000 common shares in InflaRx N.V.’s initial public offering and partial exercise of option to purchase another 401,128 common shares, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by InflaRx N.V, as if these events had occurred on September 30, 2017.

	as of September 30, 2017
	Actual	Pro forma	Pro forma
			as adjusted
Cash and cash equivalents	22,086	46,955	129,822
Preferred shares	57,428	0	0

Equity
Issued capital	31	2,009	2,857
Other reserves	3,756	84,075	166,094
Own shares	(350)	0	0
Accumulated deficit	(39,585)	(39,585)	(39,585)
Total equity	(36,148)	46,499	129,367
Total capitalization	21,280	46,499	129,367